SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 19)1

MARVEL ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57383T103

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Perlmutter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |X|
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 29,195,662
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 29,195,662
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,195,662
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* |_|
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.8%
14.		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Object Trading Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |X|
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,622,680
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,622,680
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,622,680
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* |_|
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.1%
14.		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Perlmutter Trust 01/28/1993
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |X|
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 26,564,412
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 26,564,412
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,564,412
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* |_|
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.0%
14.		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                              This Amendment No. 19 to Schedule 13D is being filed on behalf of Isaac Perlmutter, Object Trading Corp. (“Object Trading”) and the Isaac Perlmutter Trust 01/28/1993 (the “Trust”) to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib, Inc. (“Zib”); (2) the Trust; (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter; (6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Entertainment, Inc. (“Marvel”). Mr. Perlmutter, Object Trading and the Trust are together referred to in this Statement as the “Reporting Persons.” This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.	Security of Issuer.
Unchanged.

Item 2.	Identity and Background.

Unchanged.
Item 3.	Source and Amount of Funds or Other Consideration.
Unchanged.
Item 4.	Purpose of Transaction.
Unchanged.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:

(a)         As of March 2, 2007, the Reporting Persons (including all executive officers, trustees and directors set forth in Schedule I) may be deemed to beneficially own, to the best of their knowledge, an aggregate of 29,195,662 shares of common stock, par value $0.01 per share (the “Common Stock”), of Marvel, representing approximately 33.8% of the shares of Common Stock that either are currently outstanding or would be outstanding upon the exercise of options held by the Reporting Persons.

(b)         Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 29,195,662 shares of Common Stock. Mr. Perlmutter owns directly (i) 2,131,250 currently outstanding shares of Common Stock and (ii) options that are immediately exercisable for 500,000 shares of Common Stock. Indirectly, Mr. Perlmutter may be deemed to beneficially own an additional 26,564,412 shares of Common Stock owned directly or indirectly by the Trust.

The Trust directly owns 8,247,087 shares of Common Stock and may be deemed to beneficially own 14,622,680 and 3,694,645 shares of Common Stock owned by Object Trading and Zib respectively. The Trust is the sole stockholder of Object Trading and Zib and

(Page 5 of 8 Pages)

STM /278023.2 09001.01000

may be deemed to possess the sole power to vote and dispose of the 26,564,412 shares of Common Stock described above.

Object Trading may be deemed to possess the sole power to vote and dispose of 14,622,680 shares of Common Stock.

With regard to each executive officer and director of Object Trading and trustee of the Trust such individuals have the sole power to vote and dispose of that amount of Common Stock set forth on Schedule I attached hereto.

(c)          On March 2, 2007, Mr. Perlmutter was issued 156,250 shares of restricted Common Stock. The issuance was a compensatory grant pursuant to Marvel’s 2005 Stock Incentive Plan in respect of Marvel's 2006 operating performance. This grant was reported by the Reporting Persons on a Form 4 filed with the Securities and Exchange Commission on March 6, 2007.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of Issuer.

Unchanged.

Item 7.	Material to be Filed as Exhibits.

                None.

(Page 6 of 8 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007	/s/ Benjamin Dean, attorney-in-fact for Isaac Perlmutter

Isaac Perlmutter

Dated: March 6, 2007	OBJECT TRADING CORP.

By: /s/ Benjamin Dean

Name:  Benjamin Dean

Title: attorney-in-fact for Object Trading Corp

Dated: March 6, 2007	ISAAC PERLMUTTER TRUST 01/28/1993

By: /s/ Benjamin Dean
Name:  Benjamin Dean

Title:  attorney-in-fact for Isaac Perlmutter Trust 1/28/1993

(Page 7 of 8 Pages)

SCHEDULE I

EXECUTIVE OFFICERS, TRUSTEES AND DIRECTORS

The name and present principal occupation or employment of each of the executive officers and directors of Object Trading and each Trustee of the Trust are set forth below.

Object Trading Corp.

Name and Positions Held	Present Principal Occupation or Employment	Business Address	Marvel Ownership

Isaac Perlmutter President and sole Director	Chief Executive Officer of Marvel	P.O. Box 1028 Lake Worth, FL 33460	29,195,662

Isaac Perlmutter Trust 01/28/1993

Name and Positions Held	Present Principal Occupation or Employment	Business Address	Marvel Ownership

Isaac Perlmutter Trustee	Chief Executive Officer of Marvel	P.O. Box 1028 Lake Worth, FL 33460	29,195,662

Laura Perlmutter Trustee	Investor	P.O. Box 1028 Lake Worth, FL 33460	0

(Page 8 of 8 Pages)